Exhibit 99.1

[Non-binding translation from German]

Invitation to the

Annual General Meeting of Shareholders

of SAP SE

having its registered office in Walldorf, Germany

Securities Identification Number (Wertpapierkennnummer): 716 460

ISIN: DE 000 7 164 600

The shareholders in our Company are hereby invited to attend the annual General Meeting of Shareholders at the SAP Arena, An der Arena 1, 68163 Mannheim, Germany, on Wednesday, May 20, 2015, at 10.00 hrs (Central European Summer Time – CEST).

Overview of Contents

I.	Agenda

1.	Presentation of the adopted annual financial statements and the approved group annual financial statements, the combined management report and group management report of SAP SE, including the Executive Board’s explanatory notes relating to the information provided pursuant to Sections 289 (4) and (5) and 315 (4) of the German Commercial Code (Handelsgesetzbuch; “HGB”), and the Supervisory Board’s report, each for fiscal year 2014

2.	Resolution on the appropriation of the retained earnings of fiscal year 2014

3.	Resolution on the formal approval of the acts of the Executive Board in fiscal year 2014

4.	Resolution on the formal approval of the acts of the Supervisory Board in fiscal year 2014

5.	Appointment of the auditors of the financial statements and group annual financial statements for fiscal year 2015

6.	Resolutions on the cancellation of the existing Authorized Capital I and II and on the creation of new Authorized Capital I and II, and on the corresponding amendment of Section 4 (5) and (6) of the Articles of Incorporation

7.	Resolution on the amendment of the Supervisory Board remuneration and the corresponding amendment of Section 16 of the Articles of Incorporation

II.	Report of the Executive Board regarding Item 6 on the agenda

III.	Further information and details concerning the General Meeting of Shareholders

The change of form of SAP AG to a European Company (SE) resolved by the General Meeting of Shareholders of May 21, 2014 took effect upon entry in the relevant commercial register on July 7, 2014. The provisions governing SAP AG so far, in particular those of the German Stock Corporation Act and the German Commercial Code, will also apply to SAP SE by virtue of the rules governing applicable law pursuant to Council Regulation (EC) No. 2157/2001 (the SE Regulation), unless otherwise required by more specific provisions of the SE Regulation or the German SE Implementation Act (SE-Ausführungsgesetz; “SEAG”).

I.	AGENDA

1.	Presentation of the adopted annual financial statements and the approved group annual financial statements, the combined management report and group management report of SAP SE, including the Executive Board’s explanatory notes relating to the information provided pursuant to Sections 289 (4) and (5) and 315 (4) of the German Commercial Code (Handelsgesetzbuch; “HGB”), and the Supervisory Board’s report, each for fiscal year 2014

These documents and the Executive Board proposal for the appropriation of retained earnings can be viewed on the Internet at www.sap.com/agm and will be available for inspection at the General Meeting of Shareholders.

On March 19, 2015, the Supervisory Board approved the annual financial statements prepared by the Executive Board on February 19, 2015 in accordance with Section 172 sentence 1 of the German Stock Corporation Act (Aktiengesetz; “AktG”). The annual financial statements have thus been adopted. At the same time, the Supervisory Board also approved the group annual financial statements. In accordance with Section 173 sentence 1 AktG, it is therefore not necessary for the General Meeting of Shareholders to adopt the annual financial statements and to approve the group annual financial statements. The other aforementioned documents, too, must merely be made available to and, pursuant to Section 176 (1) sentence 2 AktG, must be explained at the General Meeting of Shareholders, with no resolution (except in respect of the appropriation of retained earnings) being required.

2.	Resolution on the appropriation of the retained earnings of fiscal year 2014

The Executive Board and the Supervisory Board propose that the following resolution be adopted:

The retained earnings for fiscal year 2014 in the amount of € 8,308,244,819.52, as reported in the annual financial statements, are to be appropriated as follows:

•	Payment of a dividend in the amount of € 1.10 per no-par value share carrying dividend rights	= € 1,314,798,439.90

•	transfer to other revenue reserves	€ 400,000,000.00

•	and carry-forward of the remainder to new account	= € 6,593,446,379.62

The dividend amount and the remainder to be carried forward to new account set out in the above resolution proposal are based on a capital stock carrying dividend rights of € 1,195,271,309.00, divided into 1,195,271,309 no-par value shares, as at the date of preparation of the annual financial statements (February 19, 2015).

The number of shares carrying dividend rights may have changed by the time the resolution on the appropriation of retained earnings is passed. If this is the case, the Executive Board and the Supervisory Board will submit an amended resolution proposal on the appropriation of retained earnings to the General Meeting of Shareholders, which will also provide for a distribution of € 1.10 per no-par value share carrying dividend rights. Such amendment will be made as follows: If the number of shares carrying dividend rights, and thus the total dividend amount, decreases, the amount to be carried forward to new account will be increased accordingly. If the number of shares carrying dividend rights, and thus the total dividend amount, increases, the amount to be carried forward to new account will be reduced accordingly.

Payment of the dividend will be effected promptly after the corresponding resolution has been passed by the General Meeting of Shareholders and is expected to take place on or after May 21, 2015.

3.	Resolution on the formal approval of the acts of the Executive Board in fiscal year 2014

The Supervisory Board and the Executive Board propose that the acts of the members of the Executive Board holding office in fiscal year 2014 be formally approved for that period.

4.	Resolution on the formal approval of the acts of the Supervisory Board in fiscal year 2014

The Executive Board and the Supervisory Board propose that the acts of the members of the Supervisory Board holding office in fiscal year 2014 be formally approved for that period.

5.	Appointment of the auditors of the financial statements and group annual financial statements for fiscal year 2015

Following a corresponding recommendation by the audit committee, the Supervisory Board proposes that KPMG AG Wirtschaftsprüfungsgesellschaft, Berlin, Germany, be appointed auditors of the financial statements and group annual financial statements for fiscal year 2015.

6.	Resolutions on the cancellation of the existing Authorized Capital I and II, and on the creation of new Authorized Capital I and II, and on the corresponding amendment of Section 4 (5) and (6) of the Articles of Incorporation

a)	Resolution on the cancellation of the existing Authorized Capital I and the creation of new Authorized Capital I for the issuance of shares against contributions in cash, with the option to exclude the shareholders’ subscription rights (in respect of fractional shares only), and on the corresponding amendment of Section 4 (5) of the Articles of Incorporation

In Section 4 (5), the Articles of Incorporation provide for Authorized Capital I, under which the Executive Board is authorized to increase the capital stock by up to € 250 million against contributions in cash by issuing new no-par value bearer shares (Authorized Capital I). This authorization has not been utilized to date. The authorization will expire on June 7, 2015 and is therefore to be replaced by new Authorized Capital I in the same amount.

The Executive Board and the Supervisory Board propose that the following resolution be adopted:

aa)	Authorized Capital I is cancelled, unless it has already expired by this date, with effect as of the day on which the new Authorized Capital I as specified below is entered in the commercial register.

bb)	The Executive Board is authorized, subject to the consent of the Supervisory Board, to increase the capital stock on one or more occasions on or before May 19, 2020, by an aggregate amount of up to € 250 million against contributions in cash by issuing new no-par value bearer shares (Authorized Capital I). The new shares are to be offered to the shareholders for subscription, with an indirect subscription right within the meaning of Section 186 (5) sentence 1 AktG being sufficient in this context. The Executive Board is authorized, however, subject to the consent of the Supervisory Board, to exclude fractional shares from the shareholders’ subscription rights. The Executive Board is further authorized, subject to the consent of the Supervisory Board, to determine the further details of the implementation of capital increases from Authorized Capital I. The Supervisory Board is authorized to amend the wording of the Articles of Incorporation after the full or partial implementation of the capital stock increase from Authorized Capital I or after the expiration of the authorization period to reflect the volume of the capital increase from Authorized Capital I.

cc)	Section 4 (5) of the Articles of Incorporation is restated as follows:

“The Executive Board is authorized, subject to the consent of the Supervisory Board, to increase the Company’s capital stock on one or more occasions on or before May 19, 2020, by an aggregate amount of up to € 250 million against contributions in cash by issuing new no-par value bearer shares (Authorized Capital I). The new shares are to be offered to the shareholders for subscription, with an indirect subscription right within the meaning of Section 186 (5) sentence 1 AktG being sufficient in this context. The Executive Board is authorized, however, subject to the consent of the Supervisory Board, to exclude fractional shares from the shareholders’ subscription rights. The Executive Board is further authorized, subject to the consent of the Supervisory Board, to determine the further details of the implementation of capital increases from Authorized Capital I. The Supervisory Board is authorized to amend the wording of the Articles of Incorporation after the full or partial implementation of the capital stock increase from Authorized Capital I or after the expiration of the authorization period to reflect the volume of the capital increase from Authorized Capital I.”

b)	Resolution on the cancellation of the existing Authorized Capital II and the creation of new Authorized Capital II for the issuance of shares against contributions in cash or in kind, with the option to exclude the shareholders’ subscription rights, and on the corresponding amendment of Section 4 (6) of the Articles of Incorporation

In Section 4 (6), the Articles of Incorporation provide for Authorized Capital II, under which the Executive Board is authorized to increase the capital stock by up to € 250 million against contributions in cash or in kind by issuing new no-par value bearer shares (Authorized Capital II). This authorization has not been utilized to date. The authorization will expire on June 7, 2015 and is therefore to be replaced by new Authorized Capital II in the same amount.

The Executive Board and the Supervisory Board propose that the following resolution be adopted:

aa)	Authorized Capital II is cancelled, unless it has already expired by this date, with effect as of the day on which the new Authorized Capital II as specified below is entered in the commercial register.

bb)	The Executive Board is authorized, subject to the consent of the Supervisory Board, to increase the capital stock on one or more occasions on or before May 19, 2020, by an aggregate amount of up to € 250 million against contributions in cash or in kind by issuing new no-par value bearer shares (Authorized Capital II). An indirect subscription right within the meaning of Section 186 (5) sentence 1 AktG may also ensure compliance with the statutory shareholders’ subscription right. The Executive Board is authorized, subject to the consent of the Supervisory Board, to exclude the shareholders’ statutory subscription rights in the following circumstances:

•	in respect of fractional shares;

•	insofar as required in order to grant subscription rights to new shares to holders and/or beneficiaries of conversion and/or option rights or obligors under conversion and/or option obligations under bonds issued by the Company or a group company in the same volume as they would be entitled to if they exercised their conversion and/or option rights or fulfilled their conversion and/or option obligations;

•	where the capital is increased against contributions in cash and the total pro rata amount of capital stock represented by the new shares in respect of which the shareholders’ subscription rights are excluded does not exceed 10% of the Company’s capital stock existing on May 20, 2015, or at the time the authorization is registered in the commercial register or at the time the new shares are issued and the issue price of the new shares is not substantially (within the meaning of Section 203 (1) and (2) and Section 186 (3) sentence 4 AktG) below the trading price of listed shares of the same class carrying the same rights at the time the Executive Board finally determines the issue price; for the purpose of calculating the 10% threshold, the pro rata amount of capital stock represented by any new or repurchased shares that were issued or sold after May 20, 2015, subject to the simplified exclusion of shareholders’ subscription rights pursuant to or in accordance with Section 186 (3) sentence 4 AktG and the pro rata amount of capital stock to which any conversion or option rights or obligations relate under bonds that were issued on or after May 20, 2015, by applying Section 186 (3) sentence 4 AktG mutatis mutandis must be deducted;

•	where the capital is increased against contributions in kind for the purpose of granting shares in connection with mergers with other enterprises or acquisitions of enterprises or parts thereof or interests therein or of other contributable assets;

•	to implement a scrip dividend by which shareholders are given the option of contributing their dividend entitlements to the Company (either in whole or in part) as a contribution in kind against the issue of new shares from Authorized Capital II.

The aggregate pro rata amount of capital stock represented by new shares in respect of which the shareholders’ subscription rights are excluded under these authorizations, together with the pro rata amount of capital stock attributable to treasury shares or to which conversion and/or option rights or obligations relate under bonds which were sold or issued, subject to an exclusion of subscription rights, on or after May 20, 2015, must not, however, exceed 20% of the capital stock; this calculation shall be made on the basis of the amount of capital stock existing on May 20, 2015, at the time of registration of the authorization or at the time the new shares are issued, whichever is lowest. The shareholders’ subscription rights are also deemed to have been excluded if the relevant shares are sold or issued by applying Section 186 (3) sentence 4 AktG analogously or mutatis mutandis.

The Executive Board is further authorized, subject to the consent of the Supervisory Board, to determine the further details of the implementation of capital increases from Authorized Capital II. The Supervisory Board is authorized to amend the wording of the Articles of Incorporation after the full or partial implementation of the capital stock increase from Authorized Capital II or after the expiration of the authorization period to reflect the volume of the capital increase from Authorized Capital II.

cc)	Section 4 (6) of the Articles of Incorporation will be amended to read as follows:

“The Executive Board is authorized, subject to the consent of the Supervisory Board, to increase the capital stock on one or more occasions on or before May 19, 2020, by an aggregate amount of up to € 250 million against contributions in cash or in kind by issuing new no-par value bearer shares (Authorized Capital II). An indirect subscription right within the meaning of Section 186 (5) sentence 1 AktG may also ensure compliance with the statutory shareholders’ subscription right. The Executive Board is authorized, subject to the consent of the Supervisory Board, to exclude the shareholders’ statutory subscription rights in the following circumstances:

•	in respect of fractional shares;

•	insofar as required in order to grant subscription rights to new shares to holders and/or beneficiaries of conversion and/or option rights or obligors under conversion and/or option obligations under bonds issued by the Company or a group company in the same volume as they would be entitled to if they exercised their conversion and/or option rights or fulfilled their conversion and/or option obligations;

•

where the capital is increased against contributions in cash and the total pro rata amount of capital stock represented by the new shares in respect of which the shareholders’ subscription rights are excluded does not exceed 10% of the Company’s capital stock existing on May 20, 2015, or at the time the authorization is registered in the commercial register or at the time the new shares are issued and the issue price of the new shares is not substantially (within the meaning of Section 203 (1) and (2) and

Section 186 (3) sentence 4 AktG) below the trading price of listed shares of the same class carrying the same rights at the time the Executive Board finally determines the issue price; for the purpose of calculating the 10% threshold, the pro rata amount of capital stock represented by any new or repurchased shares that were issued or sold after May 20, 2015, subject to the simplified exclusion of shareholders’ subscription rights pursuant to or in accordance with Section 186 (3) sentence 4 AktG and the pro rata amount of capital stock to which any conversion or option rights or obligations relate under bonds that were issued on or after May 20, 2015, by applying Section 186 (3) sentence 4 AktG mutatis mutandis must be deducted;

•	where the capital is increased against contributions in kind for the purpose of granting shares in connection with mergers with other enterprises or acquisitions of enterprises or parts thereof or interests therein or of other contributable assets;

•	to implement a scrip dividend by which shareholders are given the option of contributing their dividend entitlements to the Company (either in whole or in part) as a contribution in kind against the issue of new shares from Authorized Capital II.

The aggregate pro rata amount of capital stock represented by new shares in respect of which the shareholders’ subscription rights are excluded under these authorizations, together with the pro rata amount of capital stock attributable to treasury shares or to which conversion and/or option rights or obligations relate under bonds which were sold or issued, subject to an exclusion of subscription rights, on or after May 20, 2015, must not, however, exceed 20% of the capital stock; this calculation shall be made on the basis of the amount of capital stock existing on May 20, 2015, at the time of registration of the authorization or at the time the new shares are issued, whichever is lowest. The shareholders’ subscription rights are also deemed to have been excluded if the relevant shares are sold or issued by applying Section 186 (3) sentence 4 AktG analogously or mutatis mutandis.

The Executive Board is further authorized, subject to the consent of the Supervisory Board, to determine the further details of the implementation of capital increases from Authorized Capital II. The Supervisory Board is authorized to amend the wording of the Articles of Incorporation after the full or partial implementation of the capital stock increase from Authorized Capital II or after the expiration of the authorization period to reflect the volume of the capital increase from Authorized Capital II.”

7.	Resolution on the amendment of the Supervisory Board remuneration and the corresponding amendment of Section 16 of the Articles of Incorporation

The remuneration of the Supervisory Board is intended to be changed from the current remuneration with fixed and performance-related components to a fixed remuneration plus fixed amounts for membership in and chairing of committees. Section 16 of the Articles of Incorporation is therefore to be amended accordingly.

The Executive Board and the Supervisory Board propose that the following resolution be adopted:

a)	Section 16 of the Articles of Incorporation will be amended to read as follows:

“Section 16

Remuneration

1.	Each member of the Supervisory Board shall receive an annual basic remuneration of € 165,000. The chairperson of the Supervisory Board shall receive an annual basic remuneration of € 275,000 and each deputy chairperson shall receive € 220,000.

2.	For membership of the audit committee, Supervisory Board members shall, in addition to their basic remuneration, receive an annual remuneration of € 16,500, and for membership of another Supervisory Board committee € 11,000, the chairperson of the audit committee shall receive an annual remuneration of € 27,500, and the chairpersons of the other committees € 22,000, in each case provided that the relevant committee has met in the relevant fiscal year.

3.	Any members of the Supervisory Board having served for less than the entire fiscal year shall receive one twelfth of their respective remuneration for each month of service commenced. The same shall apply with respect to the increased remuneration of the chairperson and the deputy chairperson(s) pursuant to paragraph 1 sentence 2 and the remuneration for the chairperson and the members of a committee pursuant to paragraph 2.

4.	The remuneration shall be payable after the end of the fiscal year.

5.	Any value-added tax or sales tax invoiced by a member of the Supervisory Board or shown in a credit memo against the invoice shall additionally be paid in the applicable statutory amount.

6.	The members of the Supervisory Board shall be included in a directors’ and officers’ (D&O) group liability insurance which provides for adequate cover and is maintained by the Company in its own interests, to the extent that such insurance is in place. The premiums for the insurance policy shall be paid by the Company.”

b)	The Supervisory Board remuneration for fiscal year 2015 shall already be determined pursuant to the remuneration provisions as amended above if the above amendment of the Articles of Incorporation is registered in the commercial register in the current fiscal year.

***

II.	REPORT OF THE EXECUTIVE BOARD ON ITEM 6 ON THE AGENDA

Under Item 6 on the agenda for the General Meeting of Shareholders of May 20, 2015, the Executive Board and the Supervisory Board propose to cancel the previous Authorized Capital I and II and to replace them by new Authorized Capital I and II. Pursuant to Section 203 (2) in conjunction with

Section 186 (4) sentence 2 AktG, the Executive Board submits the following report on the reasons for the authorizations to exclude the shareholders’ subscription rights in connection with the issuance of the new shares provided for under the proposed new Authorized Capital I and II, which report, constituting an integral part of the present invitation, is available on the Internet at www.sap.com/agm and will be available for inspection at the General Meeting of Shareholders:

a)	Current Authorized Capital I and II

In Section 4 (5) and (6), the Articles of Incorporation provide for Authorized Capital I and II, under which the Executive Board is authorized to increase the capital stock by up to € 250 million against contributions in cash by issuing new no-par value bearer shares (Authorized Capital I) and by up to € 250 million against contributions in cash or in kind by issuing new no-par value bearer shares (Authorized Capital II). These authorizations have not been utilized to date. The current Authorized Capital I and II will expire on June 7, 2015, and thus a few weeks after this year’s annual General Meeting of Shareholders. In order to ensure that the Company will be able also in the future to react to market conditions and to perform capital increases against contributions both in cash and in kind, the Executive Board is to be given the option, by creating corresponding new authorizations that will apply beyond June 7, 2015, to increase the Company’s capital stock by issuing new no-par value bearer shares.

b)	New Authorized Capital facilities and associated benefits for the Company

It is intended to create new Authorized Capital I and II in an amount of € 250 million each and thus in an aggregate amount of € 500 million. This corresponds to the currently still existing Authorized Capital I and II.

Under the new Authorized Capital I as proposed under Item 6 subsection a) on the agenda of the General Meeting of Shareholders of May 20, 2015, the Executive Board is to be authorized, subject to the consent of the Supervisory Board, to increase the Company’s capital stock on one or more occasions by an aggregate amount of up to € 250 million against contributions in cash by issuing new no-par value bearer shares. The new shares are to be offered to the shareholders for subscription, with an indirect subscription right within the meaning of Section 186 (5) sentence 1 AktG being sufficient in this context. According to the relevant statutory provisions alone, an issuance of shares in respect of which such an indirect subscription right is granted is not to be regarded as a case of exclusion of shareholders’ subscription rights. The Executive Board is to be authorized, however, subject to the consent of the Supervisory Board, to exclude fractional shares from the shareholders’ subscription rights (see subsection c) below). Under the new Authorized Capital II as proposed under Item 6 subsection b) on the agenda of the General Meeting of Shareholders of May 20, 2015, the Executive Board is to be authorized, subject to the consent of the Supervisory Board, to increase the Company’s capital stock on one or more occasions by an aggregate amount of up to € 250 million against contributions in cash or in kind by issuing new no-par value bearer shares. The Executive Board is to be authorized to exclude the shareholders’ statutory subscription rights (see subsection d) below). A specific clause is to be included in the interest of the shareholders, however, to guarantee that the option to exclude subscription rights is limited to an aggregate share volume of 20% of the capital stock, taking into account all additional authorizations on the exclusion of subscription rights.

Both authorizations on capital stock increases are to be granted for the maximum period permitted by law, i.e. until May 19, 2020.

The proposed authorizations to issue new shares from Authorized Capital I and II are to enable the Company to react to financing needs and opportunities to merge with other enterprises or to acquire enterprises or parts thereof or interests therein or other contributable assets that may arise at short notice. Moreover, this is to enable the implementation of a scrip dividend at optimal conditions.

c)	Exclusion of subscription rights in respect of the new Authorized Capital I

In connection with Authorized Capital I, the Executive Board is to be authorized to exclude the shareholders’ subscription rights in respect of fractional shares, subject to the consent of the Supervisory Board. The exclusion of subscription rights in respect of fractional shares in connection with Authorized Capital I is required in order to ensure a technically feasible subscription ratio. The fractions of shares excluded from the shareholders’ subscription rights will be realized either by sale on the stock exchange or in any other manner so as to best further the Company’s interests. The potential dilutive effect is low due to the limitation to fractional shares. For these reasons, the Executive Board and the Supervisory Board consider the potential exclusion of the shareholders’ subscription rights to be justified in view of the circumstances and reasonable for the shareholders.

d)	Exclusion of subscription rights in respect of the new Authorized Capital II

Under Authorized Capital II, the Executive Board is to be authorized, subject to the consent of the Supervisory Board, to exclude the shareholders’ subscription rights in connection with capital increases against contributions in cash if the total pro rata amount of capital stock represented by the new shares in respect of which the shareholders’ subscription rights are excluded does not exceed 10% of the Company’s capital stock existing on May 20, 2015 or at the time the authorization is registered or at the time the new shares are issued and the issue price of the new shares is not substantially below the trading price of listed shares of the same class carrying the same rights at the time the Executive Board finally determines the issue price. The statutory basis for this so-called simplified exclusion of shareholders’ subscription rights is Section 203 (1) and (2) in conjunction with Section 186 (3) sentence 4 AktG. A possible deduction from the relevant trading price will presumably not exceed 3%, and in no event 5%, of the trading price. This option to exclude the shareholders’ subscription rights as provided for in Section 186 (3) sentence 4 AktG will enable the Company to quickly, flexibly and cost-effectively exploit opportunities arising as a result of prevailing stock exchange conditions. The sales proceeds that can be realized by fixing a price that is close to market will as a rule result in a significantly higher inflow of funds per share than in the case of a placement of shares with subscription rights, thus ensuring the highest possible inflow of equity. By avoiding the time-consuming and expensive handling of subscription rights, the Company will furthermore be able to meet its equity requirements quickly when market opportunities arise at short notice. Section 186 (2) sentence 2 AktG allows the subscription price to be published three days prior to the expiration of the subscription period at the latest. However, in light of the volatility in the stock markets, this still involves a market risk, in particular a price change risk, for several days, which may lead to safety margins being deducted when the selling price is determined and, therefore, to conditions that are not close to market. In addition, if the Company granted subscription rights, it would not be in a position to react quickly to favorable market conditions due to the length of the subscription period. The authorization to use treasury shares as set out in subsection e) of the authorization to purchase and use treasury shares resolved by the General Meeting of Shareholders of June 4, 2013 under Item 5 on the agenda also serves this purpose. However, the intention is to provide the Company with the necessary flexibility to be able to achieve this purpose also independently of a repurchase of treasury shares.

In order to ensure that the threshold of 10% of the capital stock stipulated in Section 186 (3) sentence 4 AktG for the simplified exclusion of shareholders’ subscription rights is complied with, the authorization to issue new shares subject to a simplified exclusion of shareholders’ subscription rights is limited to shares representing a pro rata amount of 10% of the Company’s capital stock. The calculation of the 10% threshold is to be made on the basis of the amount of capital stock existing on May 20, 2015, at the time the authorization is registered in the commercial register and at the time the shares are issued, whichever is the lowest. Moreover, the resolution proposal provides for a deduction clause, according to which the authorization volume will be reduced to the extent that other authorizations concerning the simplified exclusion of shareholders’ subscription rights are exercised from the date of the General Meeting of Shareholders. This is to ensure that the 10% threshold stipulated in Section 186 (3) sentence 4 AktG is observed, taking into account all authorizations providing for the option to exclude subscription rights in accordance with Section 186 (3) sentence 4 AktG, whether applied directly, analogously or mutatis mutandis. For the stated reasons, the proposed authorization is in the interests of the Company and its shareholders. Since the issue amount for the new shares will have to be determined by reference to the trading price and the volume of the authorization is limited, the interests of the shareholders are adequately protected. Shareholders wishing to maintain their participation ratios can do so by acquiring additional shares on the stock exchange. The portion of freely floating shares of the Company exceeds 75%. In the 2014 calendar year, the entire volume of trading in SAP shares on German exchanges amounted to more than 62% of the Company’s capital stock.

Moreover, the Executive Board is to be authorized under Authorized Capital II, subject to the consent of the Supervisory Board, to exclude the shareholders’ subscription rights in the context of capital increases against contributions in kind where shares are granted as consideration in connection with mergers with other enterprises or acquisitions of enterprises or parts thereof or interests therein or of other contributable assets.

SAP SE has to cope with global competition. The Company must always be in a position to act promptly and flexibly in the national and international markets in the interests of its shareholders. This also includes the option to acquire enterprises or parts thereof or interests therein with a view to enhancing the Company’s competitive position or to merge with other enterprises. This can, among other things, consolidate or strengthen the Company’s market position or enable, facilitate or accelerate market entry in new fields of business. In individual cases, the best possible way of implementing this option in the interests of the shareholders and the Company may consist in merging with another enterprise or acquiring an enterprise or parts thereof or interests therein by way of granting shares in the acquiring company. In the case of mergers with other enterprises, the granting of shares may already be required by statutory provisions pursuant to which the merger is effected. Practical experience also shows that the shareholders of companies that are attractive acquisition targets frequently request the delivery of shares in the acquiring company as consideration for the respective sale, e.g. for tax reasons or in order to continue holding a stake in the previous business. In order to be in a position to also acquire such companies, SAP SE must be able to grant new shares as consideration. The authorization to use treasury shares as set out in subsection f) of the authorization to purchase and use treasury shares resolved by the General Meeting of Shareholders of June 4, 2013 under Item 5 on the agenda also serves this purpose. However, the intention is to provide the Company with the necessary flexibility to be able to achieve this purpose also independently of a repurchase of treasury shares. Furthermore, the purchase and the number of treasury shares held is limited to 10% of the capital stock, which means that larger mergers and acquisitions can be implemented with new shares from Authorized Capital II than with repurchased treasury shares. Finally, with new shares from authorized capital merger and acquisition projects can be implemented without adversely affecting the Company’s liquidity. In addition, it is intended to enable the purchase of other contributable assets against issue of new shares from Authorized Capital II. In acquisition projects it may be sensible in economic terms to purchase other assets besides the acquisition target as such, e.g. assets that serve the economic purpose of the acquisition target. This applies in particular if an enterprise to be acquired does not own the rights to intangible assets associated with its business operations (such as industrial property rights, copyrights, license rights and rights of use, etc.). In such and comparable cases, SAP SE is to be in a position to purchase assets associated with the acquisition project and grant shares as consideration for this, be it in order not to adversely affect the Company’s liquidity or because the seller so requests, provided that the relevant assets are contributable. In addition, it is intended to enable the subsequent granting of shares instead of money in cases where a cash payment was initially agreed for the acquisition of an enterprise or parts of or equity interests in enterprises and to not adversely affect liquidity this way. Finally, it is intended to enable the purchase of assets not associated with an acquisition project against granting of new shares, be it in order not to adversely affect the Company’s liquidity or because the seller so requests. Relevant assets are in this respect in particular intangible assets within the meaning described above.

In this context too, such assets must be contributable assets. Such acquisitions may be considered for example if the utilization of the respective intangible assets for the development of existing or new products of the SAP group is in the interests of the Company.

The issue of shares against contributions in kind requires that the value of the contribution in kind be in reasonable proportion to the value of the shares so that SAP SE will not suffer any disadvantage in this context. By contrast, if shareholder subscription rights were to be maintained, mergers with other enterprises and acquisitions of enterprises or parts thereof or interests therein or of other contributable assets involving the granting of new shares in the Company would be impossible, rendering the associated benefits for the Company and the shareholders unattainable.

The Company is currently not contemplating any specific merger or acquisition in respect of which it intends to make use of this option. Should any specific opportunities open up with regard to mergers with other enterprises or acquisitions of enterprises or parts thereof or interests therein or of other contributable assets, the Executive Board will carefully assess in each individual case whether or not to exercise the authorization to increase the capital by granting new shares. The Executive Board will do so only if it arrives at the conclusion that the relevant merger or the acquisition of the relevant enterprise or part thereof or interest therein or the acquisition of other contributable assets in return for the granting of SAP shares is in the best interests of the Company. The Supervisory Board will give its required consent only if it arrives at the same conclusion.

Having considered all of the above circumstances, the Executive Board, acting with the consent of the Supervisory Board, considers the potential exclusion of shareholders’ subscription rights in the cases specified above to be justified in view of the circumstances and reasonable for the shareholders for the stated reasons, in particular if the potential dilutive effects are taken into account.

The Executive Board is further to be authorized under Authorized Capital II, with the consent of the Supervisory Board, to exclude shareholders’ subscription rights where the capital is increased against contributions in kind in order to be able to implement a scrip dividend at optimal conditions. In a scrip dividend, shareholders are given the option of contributing their entitlement to the dividend payment that arises with the resolution on the appropriation of earnings by the General Meeting of Shareholders to the Company as a contribution in kind in order to subscribe for new shares in the Company. A scrip dividend can be implemented as a regular rights issue, in particular in compliance with the provisions of Section 186 (1) AktG (minimum subscription period of two weeks) and Section 186 (2) AktG (announcement of the issue price no later than three days before the end of the subscription period). In each case, shareholders can only subscribe for whole shares; they will merely receive cash dividends for that portion of the dividend entitlement that is less (or more) than the subscription price for a whole share and cannot subscribe for shares to this extent. There is no intention to offer fractional interests or to establish trading of subscription rights or fractions thereof. This is considered to be justifiable and appropriate as the shareholders receive a cash dividend instead of subscribing for new shares. Depending on the capital market situation, it may be preferable in individual cases to offer and prepare a scrip dividend without being bound by the constraints of Section 186 (1) and (2) AktG. Consequently, the Executive Board is also to be authorized to offer all shareholders entitled to dividends the option to subscribe for new shares against the contribution of their dividend entitlements in compliance with the principle of equal treatment (Section 53a AktG) while formally excluding shareholders’ subscription rights in full with the consent of the Supervisory Board. Implementing a scrip dividend while formally excluding subscription rights enables the capital increase to be implemented at more flexible conditions. Given the fact that all shareholders are offered the new shares and that surplus fractional dividend amounts are settled by paying a cash dividend, the possible exclusion of subscription rights is also considered to be justifiable and appropriate towards the shareholders in this regard.

In the event that the Executive Board does not utilize the above authorizations concerning the exclusion of the shareholders’ subscription rights, the Executive Board is to be authorized under Authorized Capital II, as under Authorized Capital I, to exclude the shareholders’ subscription rights in respect of fractional shares, subject to the consent of the Supervisory Board. The reasons for such an exclusion of subscription rights, as well as its justification in view of the circumstances and its reasonableness for the shareholders have already been discussed in the section of this report dealing with Authorized Capital I (see subsection c) above) and apply mutatis mutandis in the present context.

Where shareholders are generally granted subscription rights to new shares in the context of a capital increase, the Executive Board is furthermore to be authorized to exclude such shareholders’ subscription rights, subject to the consent of the Supervisory Board, to the extent required in order to grant subscription rights to new shares to holders and/or beneficiaries of conversion and/or option rights or obligors under conversion and/or option obligations under bonds issued by the Company or a group company in the same volume they would be entitled to if they exercised their conversion and/or option rights or fulfilled their conversion and/or option obligations. To facilitate placement on the capital market, convertible bonds or bonds with warrants typically have certain dilution protection mechanisms. Customary dilution protection mechanisms are monetary compensation or, optionally, a reduction of the conversion or option price or an adjustment of the exchange ratio. In addition, the terms and conditions of convertible bonds or bonds with warrants typically provide that, in particular in the event of a capital increase involving the granting of subscription rights for shareholders, the holders or beneficiaries of conversion or option rights or obligors under conversion or option obligations may be granted subscription rights to new shares similar to that granted to shareholders instead of the dilution protection mechanisms outlined above. If the Executive Board selects the latter option, the holders or beneficiaries of conversion or option rights or obligors under conversion or option obligations will be placed in the same position as if they had already exercised their conversion or option rights or fulfilled their conversion or option obligations. The advantage of this mechanism is that, other than in the case of dilution protection by reducing the conversion or option price or by adjusting the exchange ratio, the Company can realize a higher issue amount for the shares to be issued in connection with the conversion or the exercise of option rights and does not have to pay any compensation. In order to achieve this, an exclusion of the corresponding subscription rights is required. This possible exclusion of subscription rights is also deemed factually justified and reasonable for the shareholders.

e)	Report of the Executive Board on a utilization of the new Authorized Capital I and II

The Executive Board will report to the General Meeting of Shareholders on any utilization of Authorized Capital I and II.

***

III.	FURTHER INFORMATION AND DETAILS CONCERNING THE GENERAL MEETING OF SHAREHOLDERS

1.	Conditions for attending the General Meeting of Shareholders and exercising voting rights

a)	Application to attend and proof

Shareholders are entitled to attend the General Meeting of Shareholders and to exercise their voting rights only if they have submitted an application prior to the General Meeting of Shareholders and furnished proof of their shareholding to the Company. Application must be made in German or English and must be received by the Company in text form (Section 126b of the German Civil Code (Bürgerliches Gesetzbuch; “BGB”)). Proof of shareholding must be furnished by way of a confirmation issued by a depositary institution in text form (Section 126b BGB) in German or English.

The confirmation issued by the depositary institution must relate to the beginning (i.e. 0.00 hrs (Central European Summer Time – CEST)) of April 29, 2015 (the Record Date). The application as well as the proof of shareholding must be received by the Company by no later than the end (i.e. 24.00 hrs (CEST)) of May 13, 2015 at the address below:

SAP SE

c/o DZ BANK AG

represented by dwpbank

– WASHV –

Landsberger Str. 187

80687 Munich

or by fax: +49(0)69 5099 1110

or by e-mail: hv-eintrittskarten@dwpbank.de

b)	Relevance of the Record Date

In relations with the Company, a person will be deemed to be a shareholder for the purpose of attending the General Meeting of Shareholders or exercising voting rights only if proof of their shareholding, as described above, has been furnished. Any changes in shareholdings occurring after the Record Date are of no relevance in this regard. Shareholders who have acquired their shares only after the Record Date are therefore not entitled, in relations with the Company, to attend the General Meeting of Shareholders or exercise voting rights as shareholders. Shareholders who have duly applied for attendance and provided proof of their shareholdings are entitled, in relations with the Company, to attend the General Meeting of Shareholders and to exercise their voting rights even if they disposed of their shares after the Record Date. The Record Date will not affect the calculation of the shareholders’ dividend entitlement.

c)	Ordering admission tickets

Once the application and proof of shareholdings have been submitted correctly (as described above in lit. a) of this Section 1), the shareholders will be issued with admission tickets for the General Meeting of Shareholders. In order to facilitate processing, we ask that you present the admission ticket at the entrance when you attend the meeting (online participation excepted). Information on online attendance (see Section 3 below) and on granting proxy authorization and issuing instructions to proxies designated by the Company using the website provided by the Company for this purpose (see Section 4 lit. c) below) is printed on the admission ticket, as is a form and the necessary information for voting by post (see Section 2 below). Most depositary institutions will ensure timely receipt of the admission tickets, provided that shareholders complete the forms for ordering admission tickets sent to them by their depositary institutions and return them to the relevant depositary institution in sufficient time for such institution to arrange for the application and proof of shareholding to be submitted on behalf of the shareholders before the application period ends. Admission tickets are provided for organizational purposes only and do not represent further conditions for participation.

2.	Voting by post

Within the scope specified below, shareholders also have the option to vote by post, i.e. without having to attend the General Meeting of Shareholders. This, too, requires correct submission of the application and of proof of their shareholding, as set out in Section 1 above (Conditions for attending the General Meeting of Shareholders and exercising voting rights). Voting by post must be performed in writing, using the (postal voting) form which is printed on the admission ticket and which is also available on the Internet at www.sap.com/agm. The form used for postal voting must be received by the Company, fully completed and, in particular, bearing the admission ticket number and the validation code, by May 19, 2015 (day of receipt of post) by the Company at the following address:

SAP SE

c/o Computershare Operations Center

D-80249 Munich

The fully completed form may also be sent by fax and must in this case be received by 12.00 hrs (CEST) on May 19, 2015, at the fax number +49 (0)89 30903 74675.

Postal voting will be limited to voting on resolution proposals of the Executive Board and/or the Supervisory Board that were published in the invitation to the General Meeting of Shareholders (including a potential adjustment of the proposed resolution on the appropriation of retained earnings to reflect the number of shares carrying dividend rights existing at the time the resolution is adopted, which adjustment is announced in the invitation) as well as on shareholders’ resolution proposals published together with any addition to the agenda pursuant to Article 56 of the SE Regulation, Section 50 (2) of the SEAG and Section 122 (2) AktG.

Votes cast by post may be revoked or amended by written notice directed at the postal address specified above (in this Section 2) by May 19, 2015 (day of receipt of post) or by transmitting the written notice by fax to the number specified (here in Section 2) above by 12.00 hrs (CEST) on May 19, 2015 (time of receipt of fax). The right to attend the General Meeting of Shareholders remains unaffected. If shareholders wish to attend the General Meeting of Shareholders either themselves or through a proxy and to represent the relevant shares, i.e. to exercise the shareholder rights arising from such shares, despite having previously cast their votes by post, this will be possible but will be deemed a revocation of the votes cast by post. This also applies in the event that shareholders, either themselves or through a proxy, participate in the General Meeting of Shareholders by way of online participation (see Section 3 below). The forms to be used for postal voting provide for the relevant declarations.

3.	Online participation in the General Meeting of Shareholders

Within the scope specified below, shareholders also have the option to participate in the General Meeting of Shareholders directly via the Internet, i.e. without having to be physically present at its venue (online participation). This, too, requires correct submission of the application and of proof of their shareholding, as set out in Section 1 above (Conditions for attending the General Meeting of Shareholders and exercising voting rights). From 8.00 hrs (CEST) on May 20, 2015, shareholders can log in to the online participation system on www.sap.com/agm by entering the required access data and will then be able to participate online in the General Meeting of Shareholders from its beginning. In addition to the admission ticket number, the required access data comprise a validation code, the family name, first name and place of residence of the person in whose name the admission ticket is made out, and the relevant number of shares, each as printed on the admission ticket. Once shareholders have entered these access data for the first time, they will receive an access code which, together with the admission ticket number and the validation code, allows them to again access the online participation system, if required, as well as the Internet dialogue for granting proxy authorization and issuing instructions to Company proxies (see Section 4 lit. c) below for more detail). Online participation is not possible if the relevant shares are represented by a participant (the shareholder or his/her proxy) who is present at the venue of the General Meeting of Shareholders.

Persons participating online will be able to follow the entire General Meeting of Shareholders audio-visually via the Internet, to cast their votes in real time during the voting procedure and to inspect the list of participants of the General Meeting of Shareholders electronically. Any further options of exercising shareholder rights by way of online participation will not be available for technical and organizational reasons. If participants wish to discontinue their online participation before the voting procedure begins, they may (among other options) authorize the Company proxies to exercise the participants’ voting rights in accordance with their instructions.

4.	Voting by proxy

a)	Option to vote by proxy

Shareholders may elect to have their voting rights exercised by a proxy, e.g. by a bank, a shareholders’ association, by proxies designated by the Company or another person of their choice. In this case, correct submission of the application to attend and of proof of shareholding is also required as set out in Section 1 above (Conditions for attending the General Meeting of Shareholders and exercising voting rights). It is possible to appoint a proxy both prior to and during the General Meeting of Shareholders, and proxies may be appointed by way of the shareholder making a declaration to the relevant proxy or to the Company.

The proxy attending the General Meeting of Shareholders may exercise the voting right in the same way as the shareholder could, insofar as neither the law nor the relevant shareholder or the proxy provides for any restrictions or other requirements. Subject to such restrictions, a proxy may, even if the admission ticket is not made out in his or her name, exercise voting rights by way of postal voting or online participation, provided the requirements set out in Section 2 (Voting by post) and/or Section 3 (Online participation in the General Meeting of Shareholders) are fulfilled. For processing reasons, online participation by the proxy is only possible once the Company has received the relevant declaration of authorization or other proof of proxy authorization, in each case in due form, and the proxy has been registered in the system on this basis as a person who has been granted access. Timely registration of the proxy in the system will in any event be ensured if and as soon as the relevant proxy authorization or the relevant proof has been transmitted to the e-mail address specified in lit. d) of this Section 4 in one of the formats indicated.

b)	Form of proxy authorization

Pursuant to Section 134 (3) sentence 3 AktG, the proxy authorization must be granted or revoked, and proof of the proxy authorization to be provided to the Company must be provided, in text form (Section 126b BGB). The special provisions set out below in lit. c) of this Section 4 additionally apply where authorization is granted to proxies designated by the Company. In the event that proxy authorization is granted to banks or shareholders’ associations, or persons or associations which have an equivalent status under Section 135 (8) AktG or institutions or enterprises which have equivalent status under Section 135 (10) AktG, the text form, in derogation from the above, is neither required pursuant to Section 134 (3) sentence 3 AktG, nor do the Articles of Incorporation contain a specific provision governing such case. Banks and shareholders’ associations, as well as persons, associations, institutions and enterprises which have an equivalent status under Section 135 (8) or (10) AktG may therefore use forms for the granting of proxy authorization which need only comply with the statutory provisions governing such case, in particular those contained in Section 135 AktG. Reference is made to the special procedure pursuant to Section 135 (1) sentence 5 AktG.

c)	Proxies designated by the Company, special provisions regarding their authorization

Within the scope specified below, we offer our shareholders the option to be represented at the General Meeting of Shareholders by employees designated as proxies by the Company (Company proxies) who are bound by the shareholders’ instructions. The Company proxies will exercise their powers only to the extent that shareholders have previously instructed them to exercise their voting rights. The proxies designated by the Company are obligated to vote in accordance with the instructions given to them. The authorization of Company proxies may be granted and revoked, and instructions to them may be given and amended, by declaration to the Company in text form and also via the Internet dialogue provided by the Company for this purpose at www.sap.com/agm. In addition to the admission ticket number, the required access data comprise a validation code, the family name, first name and place of residence of the person in whose name the admission ticket is made out, and the relevant number of shares, each as printed on the admission ticket. Once shareholders have entered these access data for the first time, they will receive an access code which, together with the admission ticket number and validation code, allows them to again access the Internet dialogue for granting proxy authorization and issuing instructions to Company proxies at a later time, as well as to access the online participation system (see Section 3 above). Authorizations and instructions to the Company proxies may still be given and/or modified online during the General Meeting of Shareholders until the commencement of the voting procedure. Shareholders wishing to authorize the Company proxies and to provide them with the necessary instructions may of course also use the form on the admission ticket for the General Meeting of Shareholders to do so. Giving authorizations and instructions to the Company proxies is still possible at the General Meeting of Shareholders, namely until the commencement of the voting procedure.

If, besides the authorization for and instructions to the Company proxies, the Company has received postal votes (see Section 2 above), these postal votes will always take precedence; in this case, the Company proxies will not exercise the authorization granted to them and will not represent the relevant shares. Equally, the Company proxies will not exercise any authorization granted to them and will not represent the relevant shares if the relevant shares are represented by a participant (a shareholder or his/her proxy) who is physically present at the venue of the General Meeting of Shareholders or by way of online participation.

d)	Proof of proxy authorization

If proxy authorization is granted by way of a declaration made to the Company, no separate proof of proxy authorization to the Company is required. If, however, proxy authorization is granted by way of a declaration made to the proxy appointed, the Company may demand to see proof of such authorization, unless otherwise provided for in Section 135 AktG, i.e. in particular where a bank or shareholders’ association is appointed proxy. The granting of proxy authorization may be proven, for example, by the proxy presenting the document confirming his or her authorization in due form at the entrance on the day of the General Meeting of Shareholders, or by (the shareholder or proxy) sending proof of authorization to the Company in advance. Such proof may be directed to the postal address or fax number of the Company stated in Section 2 for voting by post. In accordance with Section 134 (3) sentence 4 AktG, we offer the following means of electronic communication: the proof of appointment of a proxy may be sent to the Company by e-mail to sap-hv2015@computershare.de. It will be ensured that Word, .pdf, .jpg, .txt and .tif documents sent as e-mail attachments will be taken into account (with the possibility of existing e-mails being forwarded). The Company is only able to easily and clearly draw the link between proof of proxy authorization that is sent by e-mail and a specific application to attend if such authorization or the corresponding e-mail states the family name, first name and address of the relevant shareholder and, if already known, the admission ticket number and the validation code. The means of communication specified above will also be available for granting or revoking proxy authorization by means of a declaration to the Company.

e)	Multiple proxies

If a shareholder appoints more than one proxy, the Company is entitled under Section 134 (3) sentence 2 AktG to refuse one or more of them.

f)	Forms for granting proxy authorization

Shareholders will receive forms which may be used for granting proxy authorization as well as for granting proxy authorization and issuing instructions to the Company proxies together with their admission tickets following correct submission of the application and proof of shareholding. A screen form can also be accessed via the Internet dialogue provided by the Company for granting proxy authorizations and issuing instructions to Company proxies. A printable form for granting proxy authorization and, where appropriate, for issuing instructions is also available on the Internet at www.sap.com/agm. To facilitate processing, we ask that these forms be used for granting proxy authorization if proxies are appointed by way of a declaration made to the Company, including where proxy authorization is granted and instructions are issued to the Company proxies. Forms for granting proxy authorization and, as appropriate, issuing instructions during the General Meeting of Shareholders are also contained in the voting card pads which are distributed at the entrance to the General Meeting of Shareholders.

5.	Live transmission of the General Meeting of Shareholders on the Internet

All shareholders of SAP SE and the interested general public may follow the entire General Meeting of Shareholders on May 20, 2015 from 10.00 hrs (CEST) live on the Internet. Unrestricted online access to the live transmission will be possible via the Internet at www.sap.com/agm. The opening by the chairman as well as the speech by the CEO will also be recorded and will be available on the Internet at the address specified above after the General Meeting of Shareholders.

6.	Shareholder rights

a)	Requests for additional agenda items pursuant to Article 56 of the SE Regulation, Section 50 (2) SEAG and Section 122 (2) AktG

Shareholders collectively holding 5% of the capital stock or at least € 500,000 in total (the latter corresponding to 500,000 shares) may request that additional items be added to the agenda and made public. Each new item must be accompanied by the corresponding grounds or a resolution proposal. Such requests must be made in writing (within the meaning of Section 122 (2) in conjunction with paragraph 1 sentence 1 AktG) to the Company’s Executive Board and must have been received by the Company by 24.00 hrs (CEST) on April 19, 2015. The request may be sent to the following address: SAP SE, Vorstand, Dietmar-Hopp-Allee 16, D-69190 Walldorf.

Any additions to the agenda which require publication and were not published in the calling notice will be published in the German Federal Gazette as soon as they have been received by the Company and will be forwarded for publication to media which can be expected to publish the information across the entire European Union. Any requests for additional items to be added to the agenda within the meaning of Article 56 of the SE Regulation, Section 50 (2) SEAG and Section 122 (2) AktG

which are received by the Company once the General Meeting of Shareholders has been called will also be made available on the Internet at www.sap.com/agm and will be communicated to the shareholders as soon as they have been received by the Company.

b)	Shareholder motions and nominations pursuant to Section 126 (1) and Section 127 AktG

At the General Meeting of Shareholders, shareholders may make applications and nominations relating to particular agenda items and the rules of procedure without any notice, publication or other special action being required prior to the General Meeting of Shareholders. (This does not apply in the case of online participation, see Section 3 above.)

Counter-motions within the meaning of Section 126 AktG regarding the proposals of the Executive Board and the Supervisory Board on any specific item on the agenda as well as nominations within the meaning of Section 127 AktG will be made available via the Internet at www.sap.com/agm, including the name of the shareholder concerned, the relevant reasons (which, however, are not required for nominations) and, if appropriate, a statement by the management if received by the end (i.e. 24.00 hrs (CEST)) of May 5, 2015 at

SAP SE

Investor Relations

Dietmar-Hopp-Allee 16

D-69190 Walldorf

or by fax: +49 (0)6227/7-40805

or by e-mail: investor@sap.com

and if the remaining requirements with regard to the Company’s duty to disclose pursuant to Section 126 and Section 127 AktG are complied with.

c)	Shareholders’ right to information pursuant to Section 131 (1) AktG

Under Section 131 (1) AktG, any shareholder must upon request be given information by the Executive Board at the General Meeting of Shareholders relating to the Company’s affairs, including its legal and business relations to affiliates, the financial position of the group and the companies included in the group annual financial statements, provided such information is necessary in order to make an informed judgment in respect of an agenda item and the Executive Board does not have the right to refuse to disclose such information. Shareholders attending online, however, are not able to issue requests for information (see Section 3 above).

d)	Further information

Further information on the shareholders’ rights pursuant to Article 56 of the SE Regulation, Section 50 (2) SEAG, Section 122 (2), Section 126 (1), Section 127 and Section 131 (1) AktG, in particular information relating to additional requirements above and beyond compliance with the relevant deadlines, is available on the Internet at www.sap.com/agm.

7.	Website offering information and publication of the invitation

This calling notice for the General Meeting of Shareholders and the information and documents to be made available pursuant to Section 124a AktG, any requests for additional agenda items within the meaning of Article 56 of the SE Regulation, Section 50 (2) SEAG and Section 122 (2) AktG and other information are available on the Internet at www.sap.com/agm. The invitation, together with the full agenda and the resolution proposals of the Executive Board and the Supervisory Board, will be published in the German Federal Gazette and was moreover forwarded for publication to media which can be expected to publish the information across the entire European Union.

8.	Total number of shares and voting rights

On the date on which the General Meeting of Shareholders is called, the Company has capital stock of € 1,228,504,232.00, which is divided into 1,228,504,232 no-par value shares each representing one vote (information in accordance with Section 30b (1) no. 1 of the German Securities Trading Act (Wertpapierhandelsgesetz; “WpHG”); this total includes the treasury shares held on the date on which the General Meeting of Shareholders is called, which do not, however, attribute any rights to the Company in accordance with Section 71b AktG).

Walldorf, April 2015

SAP SE

The Executive Board